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                            April 29, 2021

       Marshall Fordyce, M.D.
       Chief Executive Officer and President
       Vera Therapeutics, Inc.
       170 Harbor Way, 3rd Floor
       South San Francisco, California 94080

                                                        Re: Vera Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 23,
2021
                                                            File No. 333-255492

       Dear Dr. Fordyce:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Business
       Phase 2 SLE Clinical Trial In Patients With SLE For 52 Weeks, page 112

   1. We note your revisions in response to comment 1. Please also revise your disclosure that
                                                        "atacicept 150 mg
showed clinical efficacy," as efficacy determinations are solely within the authority of the
FDA or similar foreign regulators. Relatedly, please revise the subheading on page 114
entitled "Figure 20: Durable Efficacy Observed in HDA Patients
                                                        in the Phase 2 ADDRESS
II Trial."
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marshall Fordyce, M.D.
Vera Therapeutics, Inc.
April 29, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong at 202-551-3684 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameMarshall Fordyce, M.D.
                                                           Division of
Corporation Finance
Comapany NameVera Therapeutics, Inc.
                                                           Office of Life
Sciences
April 29, 2021 Page 2
cc:       Jodie Bourdet
FirstName LastName